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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: Estimated average burden hours per response....................

SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Tefron Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 10.0 Per Share

(Title of Class of Securities)

 M87482101

(CUSIP Number)

FIMI 2001 Ltd.
Rubinstein House,
37 Menahem Begin Rd.,
Tel-Aviv 67137, Israel
 +(972) 3 565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Norfet, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 461,308*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 461,308*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,308
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* For purposes of Section 13(d), each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 461,308 Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Norfet.

Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS. N.D.M.S. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 461,308*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 461,308*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,308
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* For purposes of Section 13(d), each of FIMI Delaware, NDMS, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 461,308 Ordinary Shares held by Norfet, where (i) NDMS is the general partner of Norfet, (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Norfet.

Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. Ta-Top, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 149,124*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 149,124*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,124
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* For purposes of Section 13(d), each of TA-TEK Ltd., (“TA-TEK”), FIMI Delaware, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 149,124 Ordinary Shares held by Ta-Top, Limited Partnership (“TA-TOP”), where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Delaware is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd.  Each of TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Ta-Top.

Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. TA-TEK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 149,124*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 149,124*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,124
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* For purposes of Section 13(d), each of TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 149,124 Ordinary Shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Delaware is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd.  Each of TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Ta-Top.

Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Fund, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 1,649*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* For purposes of Section 13(d), each of FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 1,649 Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership, where (i) FIMI 2001 is the managing general partner of FIMI Israel Opportunity Fund, Limited Partnership and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd.  Each of FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership.

Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 610,750*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 610,750*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,750
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Represents (A) 318 Ordinary Shares beneficially owned by FIMI Opportunity Fund, L.P. For purposes of Section 13(d), each of FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 318 Ordinary Shares held by FIMI Opportunity Fund, L.P, where (i) FIMI 2001 is the managing general partner of FIMI Opportunity Fund, L.P. and (ii) Mr. Davidi is the CEO of FIMI 2001 Ltd.  Each of FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by FIMI Opportunity Fund, L.P.; (B) 461,308 Ordinary Shares beneficially owned by Norfet. For purposes of Section 13(d), each of FIMI Delaware, NDMS, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 461,308 Ordinary Shares held by Norfet, where (i) NDMS is the general partner of Norfet, (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Norfet; and (C) 149,124 Ordinary Shares beneficially owned by Ta-Top. For purposes of Section 13(d), each of TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 149,124 Ordinary Shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Delaware is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI 2001 Ltd.  Each of TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Ta-Top.

Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. FIMI 2001 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 612,399*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 612,399*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,399
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Represents (A) 1,649 Ordinary Shares beneficially owned by FIMI Israel Opportunity Fund, Limited Partnership; (B) 318 Ordinary Shares beneficially owned by FIMI Delaware; (C) 461,308 Ordinary Shares beneficially owned by Norfet; and (D) 149, 124 Ordinary Shares beneficially owned by Ta-Top. For purposes of Section 13(d), FIMI 2001 Ltd. may be deemed to beneficially own the Ordinary Shares set forth in sub-sections (A)-(D) of the preceding sentence, as FIMI 2001 Ltd. is (a) the managing general partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Delaware; (b) FIMI Delaware is the sole shareholder of NDMS and NDMS is the general partner of Norfet; and (c) FIMI Delaware is the sole shareholder of TA-TEK and TA-TEK is the general partner of Ta-Top. FIMI 2001 Ltd. disclaims beneficial ownership of any of the Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership, FIMI Delaware, Norfet and Ta-Top.

Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER (with respect to Item 6) 612,399*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 612,399*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,399
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Represents (A) 1,649 Ordinary Shares beneficially owned by FIMI Israel Opportunity Fund, Limited Partnership; (B) 318 Ordinary Shares beneficially owned by FIMI Delaware; (C) 461,308 Ordinary Shares beneficially owned by Norfet; and (D) 149, 124 Ordinary Shares beneficially owned by Ta-Top. For purposes of Section 13(d), Mr. Davidi may be deemed to beneficially own the Ordinary Shares set forth in sub-sections (A)-(D) of the preceding sentence, as Mr. Davidi is the CEO of FIMI 2001 Ltd. which is (a) the managing general partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Delaware; (b) FIMI Delaware is the sole shareholder of NDMS and NDMS is the general partner of Norfet; and (c) FIMI Delaware is the sole shareholder of TA-TEK and TA-TEK is the general partner of Ta-Top. Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership, FIMI Delaware, Norfet and Ta-Top.

Page 9 of 14 Pages

This Amendment No. 2 to Schedule 13D amends Schedule 13D originally filed by Norfet, Limited Partnership, N.D.M.S. Ltd., FIMI Opportunity Fund, L.P., FIMI 2001 Ltd. and Mr. Ishay Davidi on June 10, 2004 and Amendment No. 1 to Schedule 13D originally filed by such reporting persons on May 16, 2006.

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to report (i) the purchase by Ta-Top, Limited Partnership in March 28, 2010 of 149,124 Ordinary Shares from the Issuer in a private placement; (ii) the purchase by FIMI Israel Opportunity Fund, Limited Partnership on January 10, 2008 of 1,649 Ordinary Shares pursuant to an open-market transaction; and (iii) the purchase by FIMI Opportunity Fund, L.P. on January 10, 2008 of 318 Ordinary Shares pursuant to an open-market transaction.

Item 1	Security and Issuer

Item 1 is hereby amended and restated as follows:

This statement relates to ordinary shares, par value NIS 10.0 per share (“Ordinary Shares”) of Tefron Ltd., an Israeli corporation. The principal executive offices of the Issuer are located at Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel.

Item 2	Identity and Background

Item 2 is hereby amended and restated as follows:

Ta-Top, Limited Partnership ("Ta-Top") is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

TA-TEK Ltd (“TA-TEK) is a corporation organized under the laws of the State of Israel and is the general partner of Ta-Top. Its principal business is the management of Ta-Top.

FIMI Israel Opportunity Fund, Limited Partnership is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

The principal business address for each of the Reporting Persons is c/o FIMI 2001 Ltd., Rubinstein House, 37 Menahem Begin Rd., Tel-Aviv 67137, Israel.

During the last five years, none of the Reporting Persons (including the general partners of partnerships and the directors and executive officers of corporations) have either been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Ta-Top purchased on March 28, 2010, 149,124 Ordinary Shares from the Issuer in a private placement at a price per share of US$3.8. The aggregate purchase price for the Ordinary Shares that Ta-Top purchased was US$566,671. FIMI Israel Opportunity Fund, Limited Partnership used its working capital for the purchase of Ordinary Shares.

FIMI Israel Opportunity Fund, Limited Partnership purchased on January 10, 2008, 1,649 Ordinary Shares in an open market transaction. The aggregate purchase price for the Ordinary Shares that FIMI Israel Opportunity Fund, Limited Partnership purchased was US$80,474. FIMI Israel Opportunity Fund, Limited Partnership used its working capital for the purchase of Ordinary Shares.

Page 10 of 14 Pages

FIMI Opportunity Fund, L.P. purchased on January 10, 2008, 318 Ordinary Shares in an open market transaction. The aggregate purchase price for the Ordinary Shares that FIMI Opportunity Fund, L.P. purchased was US$15,554. FIMI Opportunity Fund, L.P. used its working capital for the purchase of Ordinary Shares.

Item 4	Purpose of Transaction

Item 4 is hereby amended as follows:

The Ordinary Shares acquired by Ta-Top, FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P. were acquired for investment purposes.

The Reporting Persons may, from time to time and at any time, acquire additional Ordinary Shares in the open market or otherwise and reserve the right to dispose of any or all of their Ordinary Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Ordinary Shares.

The agreement among Norfet, Arwol Holdings Ltd. and MacPell Industries Ltd., which became effective on April 22, 2004, was terminated and had no force and effect as of April 19, 2007.

O January 22, 2009, a ten-for-one reverse split of the Issuer’s Ordinary Shares became effective. As a result, the 4,613,085 shares reported by Norfet on prior filings of Schedule 13D were adjusted to 461,308 Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)     All calculations of ownership percentages are based upon 3,273,382 Ordinary Shares outstanding as of April 12, 2010, based on public information provided by the Issuer.

(i) For purposes of Section 13(d), each of Norfet, NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own, and have shared power to vote, direct the vote, dispose and direct the disposition of, 461,308 Ordinary Shares held by Norfet, which constitute 14.1% of the class. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Norfet.

(ii) For purposes of Section 13(d), each of Ta-Top, TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own, and have shared power to vote, direct the vote, dispose and direct the disposition of, 149,124 Ordinary Shares held by Ta-Top, which constitute 4.6% of the class. Each of TA-TEK, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Ta-Top.

(iii) For purposes of Section 13(d), each of FIMI Israel Opportunity Fund, Limited Partnership, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own, and have shared power to vote, direct the vote, dispose and direct the disposition of, 1,649 Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership, which constitute 0.05% of the class.  Each of FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership.

Page 11 of 14 Pages

(iv) In addition to the 610,432 Ordinary Shares that may be deemed to be beneficially owned by FIMI Delaware pursuant to sub-sections (i) and (ii) above, for purposes of Section 13(d), each of FIMI Delaware, FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own, and have shared power to vote, direct the vote, dispose and direct the disposition of, 318 Ordinary Shares held by FIMI Israel Opportunity Fund, Limited Partnership. The aggregate amount of Ordinary Shares that may be deemed to be beneficially owned by FIMI Delaware constitute 18.7% of the class.  Each of FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by FIMI Delaware.

(v) For purposes of Section 13(d), FIMI 2001 Ltd. may be deemed to beneficially own, and have shared power to vote, direct the vote, dispose and direct the disposition of, 612,399 Ordinary Shares (461,308 Ordinary Shares held by Norfet, 149,124 Ordinary Shares held by Ta-Top, 1,649 Ordinary Shares held by held by FIMI Israel Opportunity Fund, Limited Partnership and 318 Ordinary Shares held by FIMI Delaware), which constitute 18.7% of the class.  FIMI 2001 Ltd. disclaims beneficial ownership of any of the Ordinary Shares held by Norfet, Ta-Top, FIMI Israel Opportunity Fund, Limited Partnership and FIMI Delaware.

(vi) For purposes of Section 13(d), Mr. Ishay Davidi may be deemed to beneficially own, and have shared power to vote, direct the vote, dispose and direct the disposition of, 612,399 Ordinary Shares (461,308 Ordinary Shares held by Norfet, 149,124 Ordinary Shares held by Ta-Top, 1,649 Ordinary Shares held by held by FIMI Israel Opportunity Fund, Limited Partnership and 318 Ordinary Shares held by FIMI Delaware), which constitute 18.7% of the class.  Mr. Davidi disclaims beneficial ownership of any of the Ordinary Shares held by Norfet, Ta-Top, FIMI Israel Opportunity Fund, Limited Partnership and FIMI Delaware.

 (c)           Ta-Top purchased 149,124 Ordinary Shares at a price per share of US$3.8 from the issuer in a private placement that closed on March 28, 2010.

Page 12 of 14 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2010
Norfet, Limited Partnership By: N.D.M.S Ltd., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
N.D.M.S Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Ta-Top, Limited Partnership By: TA-TEK Ltd., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
TA-TEK Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity Fund, Limited Partnership By: FIMI 2001 Ltd., its managing general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

Page 13 of 14 Pages

FIMI Opportunity Fund, L.P. By: FIMI 2001 Ltd., its managing general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI 2001 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
/s/ Ishay Davidi Ishay Davidi

Page 14 of 14 Pages